Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 6, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______________

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: September 6, 2002	By:	/s/ Miranda Weeks

Miranda Weeks Investor Relations Officer

Paris-La Défense, September 4, 2002

PRESS RELEASE

CONTRACT FOR SUBSEA PRODUCTION SYSTEM FOR HUSKY’S WHITE ROSE OFFSHORE
DEVELOPMENT, CANADA

Technip-Coflexip (NYSE: TKP and Euronext: 13170) announced today that its affiliate based in St.John’s Newfoundland, Canada, Technip CSO Canada Ltd (formerly Coflexip Stena Offshore Newfoundland Ltd), has been awarded the Subsea Production System EPIC (Engineering, Procurement, Installation and Construction) contract from Husky Oil Operations Ltd for the White Rose development, Offshore Newfoundland. This contract, worth 165 million euros, represents a significant milestone for the Newfoundland offshore industry as this will be the first time that the project management and engineering for a subsea development of this size has been performed entirely in the region.

This contract includes the design, supply and installation of the White Rose Subsea Production System, incorporating the flexible riser system, in-field flexible flowlines, dynamic and static umbilicals, subsea manifolds, trees and subsea control system. The project workscope requires a total of 42 km of flexible risers, flowlines and umbilicals, five subsea manifolds and between 15 and 21 Christmas trees and wellheads distributed across three drill centre Glory Holes. The contract also contains an option for Technip CSO Canada to carry out the installation of the mooring system for the White Rose FPSO (Floating, Production, Storage and Offloading unit). The trees, wellheads and control system will be supplied under a major subcontract with the Cooper Cameron Corporation.

Fabrication of the flowlines and risers will be undertaken at Technip-Coflexip’s flexible pipe manufacturing facility in Le Trait, France, with the umbilical supply being subcontracted to its wholly owned subsidiary Duco in Newcastle, UK.

Technip-Coflexip’s vessels CSO Constructor and CSO Marianos will execute the installation part of this integrated contract in the summer of 2004. Throughout the project, a management and engineering team located in St John’s Newfoundland and comprising both Technip CSO Canada and Cooper Cameron personnel, will control the operations of both the Technip-Coflexip and Cooper Cameron sites.

Sam Allen, President of Technip CSO Canada Ltd, commented: “Performing this work for Husky in St. John’s is an important step forward in the development of the offshore industry in the Newfoundland region and Technip-Coflexip is committed to encouraging significant participation from Newfoundland and Labrador companies. Siting the engineering and project management teams in St.John’s will facilitate this participation.” He continued: “We are delighted to have been given this opportunity to work with Husky to develop the White Rose field. This project will provide the cornerstone for Technip-Coflexip’s future growth in the region.”

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans	Miranda Weeks
Press Relations	Investor Relations Officer
TECHNIP-COFLEXIP	TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85	Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 47 78 24 33	Fax +33 (0) 1 55 91 87 11
E-mail: shallemans@technip-coflexip.com	E-mail: mweeks@technip-coflexip.com

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